

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

April 19, 2010

Mr. Gene S. Bertcher
Chief Financial Officer
New Concept Energy, Inc.
1755 Wittington Place, Suite 340
Dallas, Texas 75234

> **Re:** **New Concept Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Response letter dated March 16, 2010**
> **File No. 000-08187**

Dear Mr. Bertcher:

We have reviewed your filing and the response letter and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. We note that you continue to describe a policy of assessing your oil and gas properties for impairment following the guidance in SFAS 144 in your discussion of critical accounting policies on page 13 and in your summary of accounting policies under Note B to your financial statements on page 42. Please see comment 7 in our letter dated December 15, 2009, in which we advised you that this method of assessing impairment is not appropriate in your circumstances, given that you chose to follow the full cost method.

   We believe that you need to revise your accounting policy to comply with the requirements of Rule 4-10(c)(4) of Regulation S-X, and to amend your filing to make corresponding changes to the disclosures mentioned above and to correct your financial statements to the extent necessary to adhere to this guidance.

The disclosure that you have on page 43, referencing a ceiling test, does not appear to be consistent with the requirements in the approach and frequency. For example, while you indicate that you conduct a test on an annual basis, it should be applied at each balance sheet date (quarterly) to comply with Rule 4-10(c)(4). You also indicate that your test is based on the present value of net *reserves*; however, this is not one of the four main components that you must compute in determining the ceiling to which capitalize costs are compared – none of which you have mentioned in describing your version of the ceiling test.

When reformulating your accounting policy and disclosures please ensure that you provide an accurate description of the ceiling test that is required to comply with GAAP, and which differentiates between impairments and ceiling test write-downs, as these have distinct qualities under the full cost rules – impairments result from the assessments required under Rule 4-10(c)(3)(ii)(A), the amounts impaired are added to the costs subject to amortization – conversely, ceiling test write-downs may arise when you conduct the ceiling test required under Rule 4-10(c)(4), the write-downs are recognized as a charge against earnings.

<u>Properties, page 8</u>

2.   You have disclosure under Oil and Gas Reserves in Note B to your financial statements on page 42 indicating that while certain technology may identify possible or probable reserves by methods other than drilling, these reserves may not be disclosed under current SEC rules. However, under Item 1202(a)(2)(iv) through (vi) of Regulation S-K, issuers may disclose both possible and probable reserves as defined in Rule 4-10(a)(17) and (18) of Regulation S-X. Please modify your disclosure accordingly.

3.   Currently, part of the disclosure of your oil and gas operations are under "Business" and part are provided under "Properties." Given the related nature of these disclosures, please combine under one heading.

4.   Please expand your disclosure to provide the following information, which should generally be reported for each geographic area and each year. We have included reference to the specific sections of Subpart 1200 requiring these disclosures.

- Proved undeveloped reserves by product type – Item 1202(a)(2)(ii)

- A description of the technologies used to establish the appropriate level of certainty for the reserve estimates you disclose – Item 1202(a)(6)

- A description of the internal controls used in your reserve estimation effort including those required to ensure that information taken from third party reports is properly disclosed in your filing – Item 1202(a)(7)

- A description of the qualifications of the technical person with the third party engineering firm overseeing the work performed – Item 1202(a)(7)

- A discussion of material changes in proved undeveloped reserves that occurred during each period covered by the report, including quantities converted to proved developed reserves – Item 1203(b)

- A discussion of investments (e.g. capital expenditures) and progress made during each year to convert proved undeveloped reserves to proved developed reserves – Item 1203(c).

- A discussion covering the extent of drilling and exploratory efforts, including the number of productive and dry exploratory and development wells, and other exploratory and development activities – Item 1205

- A description of present activities underway as of year-end or in close proximity to the date of filing your report – Item 1206

- The number of gross and net productive wells, separately for oil and gas, and total gross and net *productive* acreage – Item 1208(a)

- The number of gross and net *unproductive* acreage – Item 1208(b)

5. You indicate on page 8 that your third party engineers estimated total proved reserves at $11,372,000 as of December 31, 2009. We expect that you will need to modify your disclosure to clarify that this amount does not represent the current market value of your reserves, consistent with your disclosure on page 14, and to explain the basis of the calculation underlying this figure. Based on the report of your engineers, it appears you are referring to either an estimate of the present value of future net revenues associated with both developed and undeveloped reserves or the standardized measure reported on page 59.

6. We note that you have identified a third party engineering firm as having prepared the reserve estimates that you disclosed and see that you attached a report from that firm as an exhibit to your filing. However, that report does not comply with Item 1202(a)(8) of Regulation S-K in certain respects, and we have several other concerns about the representations that have been made. We expect that you will need to discuss the following points with your third party engineering firm, and

obtain and file a report that complies with the aforementioned guidance. Please contact us by telephone if you or your third party engineering firm require further clarification or guidance about the representations that are required.

●   The report indicates that it includes various summaries that are contained on four schedules. It appears you would need to attach these schedules in order for the report to be complete. If such information is not intended to be part of the summary of conclusions the report will need to clarify.

●   The report states that the reserves estimated "may or may not be actually recovered…," and includes definitions of proved developed and proved undeveloped reserves that are purported to comply with the SEC guidance but which do not coincide, particularly in stating that such reserves are those which "can be expected to be recovered…," or "are expected to be recovered…." The definition of proved reserves in Rule 4-10(a)(22) of Regulation S-X requires "reasonable certainty" of being able to produce those quantities economically, under current operating conditions, prior to the expiration of contracts under which the right to extract is held, and commencing within a reasonable period of time. The guidance in Rule 4-10(a)(24) explains what is meant by reasonable certainty. If you do not have this level of confidence you would not have appropriately identified those quantities as proved reserves. The estimation of reserves and the definitions contained in the report need to conform to Rule 4-10(a).

The remaining points list specific details that you third party engineer would need to add to the report to conform with Item 1202(a)(8) of Regulation S-K, although if these representations would not be consistent with the procedures conducted by your third-party engineer in estimating your reserves, you should instead contact us by telephone to discuss an appropriate course of action.

●   The portion of your total reserves that are covered by the report.

●   A statement that the assumptions, data, methods, and procedures used, are appropriate for the purpose served by the report.

●   A discussion of the possible effects of regulation on your ability to recover the estimated reserves.

●   A statement that the engineer has used all methods and procedures as it considered necessary under the circumstances to prepare the report.

●   The signature of the engineer

Financial Statements

General

7. We note that you have presented a combined total of costs related to developed and undeveloped properties on you balance sheet. The amounts pertaining to unproved properties and major development projects that are properly excluded from the amounts being amortized must be presented separately to comply with Rule 4-10(c)(7)(ii) of Regulation S-X. Please revise accordingly.

Note A – Business Description and Presentation, page 39

8. Please modify your disclosure concerning your September 2008 acquisitions to specify the total cost and to include your purchase price allocation to comply with paragraph 51(d), (e) and (h) of SFAS 141. Please specify the amounts ascribed to both proved properties and to unproved properties.

Note P – Supplemental Financial Information on Oil and Natural Gas Exploration, Development and Production Activities, page 58

9. We note that you have not followed the guidance in FASB ASC Section 932-235-50, as amended by FASB ASU 2010-03 in preparing your disclosures. Please revise as necessary to address the following points. We have included reference to the specific sections of the guidance requiring these disclosures

- Quantify proved undeveloped reserves as of the beginning and end of each year presented – FASB ASC paragraph 932-235-50-4.

- Identify and discuss important economic factors and uncertainties affecting reserves – FASB ASC paragraph 932-235-50-10.

- Identify amounts capitalized for oil and gas producing activities in total and separately for unproved properties, and the related accumulated DD&A – FASB ASC paragraphs 932-235-50-13 and 14.

- Disclose acquisition, exploration and development costs incurred each year – FASB ASC paragraph 932-235-50-18.

- Identify the sources of change in the standardized measure of discounted future cash flows for each year – FASB ASC paragraph 932-235-50-35.

Closing Comments

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. You may contact me at (202) 551-3686 with any questions.

     Sincerely,

     Karl Hiller
     Branch Chief